CUSIP NO.  G02602 10 3                                     Page 1 of 9 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                                 Amdocs Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G02602 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson                  Robert A. Schwed, Esq.
  & Stowe IX, L.P.,                      Reboul, MacMurray, Hewitt
320 Park Avenue, Suite 2500                & Maynard
New York, New York  10022                45 Rockefeller Plaza
Attention: Jonathan M. Rather            New York, New York  10111
Tel. (212) 893-9500                      Tel. (212) 841-5700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 2, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


--------
     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.  G02602 10 3                                     Page 2 of 9 Pages




1)   Name of Reporting Person                Welsh, Carson, Ander-
     I.R.S. Identification                   son & Stowe IX, L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box               (a) [X]
     if a Member of a Group                  (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                         WC
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                    Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                         Delaware
--------------------------------------------------------------------------------
Number of                               7)   Sole Voting     10,907,767
Shares Beneficially                          Power           Ordinary Shares
Owned by Each
Reporting Person
With
                                        ----------------------------------------
                                        8)   Shared Voting
                                             Power                 -0-
                                        ----------------------------------------
                                        9)   Sole Disposi-    10,907,767
                                             tive Powe        Ordinary Shares
                                        ----------------------------------------
                                        10)  Shared Dis-
                                             positive Power        -0-
                                        ----------------------------------------
11)  Aggregate Amount Beneficially                   10,907,767
     Owned by Each Reporting Person                  Ordinary Shares
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                          5.1%
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                  PN


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CUSIP NO.  G02602 10 3                                     Page 3 of 9 Pages

1)   Name of Reporting Person                Welsh, Carson, Ander-
     I.R.S. Identification                   son & Stowe VII, L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box               (a) [X]
     if a Member of a Group                  (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                         Not Applicable
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                    Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                         Delaware
--------------------------------------------------------------------------------
Number of                               7)   Sole Voting      5,527,054
Shares Beneficially                          Power            Ordinary Shares
Owned by Each
Reporting Person
With
                                        ----------------------------------------
                                        8)   Shared Voting
                                             Power                  -0-
                                        ----------------------------------------
                                        9)   Sole Disposi-    5,527,054
                                             tive Power       Ordinary Shares
                                        ----------------------------------------
                                        10)  Shared Dis-
                                             positive Power         -0-
                                        ----------------------------------------
11)  Aggregate Amount Beneficially                   5,527,054
     Owned by Each Reporting Person                  Ordinary Shares
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                          2.6%
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                  PN

CUSIP NO.  G02602 10 3                                     Page 4 of 9 Pages

1)   Name of Reporting Person                Welsh, Carson, Ander-
     I.R.S. Identification                   son & Stowe VI, L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box               (a) [X]
     if a Member of a Group                  (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                         Not Applicable
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                    Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                         Delaware
--------------------------------------------------------------------------------
Number of                               7)   Sole Voting     1,614,792
Shares Beneficially                          Power           Ordinary Shares
Owned by Each
Reporting Person
With
                                        ----------------------------------------
                                        8)   Shared Voting
                                             Power                  -0-
                                        ----------------------------------------
                                        9)   Sole Disposi-   1,614,792
                                             tive Power      Ordinary Shares
                                        ----------------------------------------
                                        10)  Shared Dis-
                                             positive Power         -0-
                                        ----------------------------------------
11)  Aggregate Amount Beneficially                   1,614,792
     Owned by Each Reporting Person                  Ordinary Shares
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                          0.8%
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                  PN

CUSIP NO.  G02602 10 3                                     Page 5 of 9 Pages

1)   Name of Reporting Person                WCAS Capital Partners
     I.R.S. Identification                   III, L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box               (a) [X]
     if a Member of a Group                  (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                         Not Applicable
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                    Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                         Delaware
--------------------------------------------------------------------------------
Number of                               7)   Sole Voting      1,443,494
Shares Beneficially                          Power            Ordinary Shares
Owned by Each
Reporting Person
With
                                        ----------------------------------------
                                        8)   Shared Voting
                                             Power                  -0-
                                        ----------------------------------------
                                        9)   Sole Disposi-    1,443,494
                                             tive Power       Ordinary Shares
                                        ----------------------------------------
                                        10)  Shared Dis-
                                             positive Power       -0-
                                        ----------------------------------------
11)  Aggregate Amount Beneficially                   1,443,494
     Owned by Each Reporting Person                  Ordinary Shares
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                          0.7%
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                  PN

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CUSIP NO.  G02602 10 3                                     Page 6 of 9 Pages


                         Amendment No. 1 to Schedule 13D
                         -------------------------------

          Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 15, 2002 (the "Schedule 13D"). Terms defined on the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 3.   Source and Amount of Funds and Other Consideration.
          --------------------------------------------------

          Item 3 is hereby amended to add the following thereto:

          Between July 29, 2002 and August 6, 2002, WCAS IX purchased an aggregate 4,151,165 Ordinary Shares in open market transactions, at an average purchase price of $7.80 per share. The source of funds for such purchases was WCAS IX's working capital, or funds available for investment. The managing members of IX Associates also purchased, between July 29, 2002 and August 6, 2002,an aggregate 124,535 Ordinary Shares in open market transactions, at an average purchase price of $7.80 per share. The sources of funds for such purchases were such individuals' personal funds.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5 is hereby amended and restated to read in its entirety as follows:

         The information below is based on a total of 215,521,000 Ordinary Shares outstanding as of June 30, 2002.

         (a)

         WCAS IX
         -------

         WCAS IX owns 10,907,767 Ordinary Shares, or approximately 5.1% of the Ordinary Shares outstanding. IX Associates, as the general partner of WCAS IX, may be deemed to beneficially own the securities owned by WCAS IX.

         WCAS VII
         --------

         WCAS VII owns 5,527,054 Ordinary Shares, or approximately 2.6% of the Ordinary Shares outstanding. VII Partners, as the general partner of WCAS VII, may be deemed to beneficially own the securities owned by WCAS VII.

         WCAS VI
         -------

         WCAS VI owns 1,614,792 Ordinary Shares, or approximately 0.8% of the Ordinary Shares outstanding. VI Partners, as the general partner of WCAS VI, may be deemed to beneficially own the securities owned by WCAS VI.

         WCAS CP III
         -----------

         WCAS CP III owns 1,443,494 Ordinary Shares, or approximately 0.7% of


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CUSIP NO.  G02602 10 3                                     Page 7 of 9 Pages

the Ordinary Shares outstanding. CP III Associates, as the general partner of WCAS CP III, may be deemed to beneficially own the securities owned by WCAS CP III.

               Managing Members of IX Associates and CP III Associates and General Partners of VII Partners and VI Partners
               -----------------------------------------------------------

          (i) Patrick J. Welsh directly beneficially owns 877,459 Ordinary Shares, or approximately 0.4% of the Ordinary Shares outstanding.

          (ii) Russell L. Carson directly beneficially owns 619,089 Ordinary Shares, and indirectly beneficially owns (through trusts for the benefit of his children) 15,400 Ordinary Shares, or in the aggregate 634,489 Ordinary Shares or approximately 0.3% of the Ordinary Shares outstanding.

          (iii) Bruce K. Anderson directly beneficially owns 1,638,768 Ordinary Shares, or approximately 0.8% of the Ordinary Shares outstanding.

          (iv) Thomas E. McInerney directly beneficially owns 656,730 Ordinary Shares, or approximately 0.3% of the Ordinary Shares outstanding.

          (v) Robert A. Minicucci directly beneficially owns 298,338 Ordinary Shares, or approximately 0.1% of the Ordinary Shares outstanding.

          (vi) Anthony J. deNicola directly beneficially owns 81,449 Ordinary Shares, and indirectly beneficially owns (through a family foundation) 3,000 Ordinary Shares, or in the aggregate 84,449 Ordinary Shares or approximately 0.3% of the Ordinary Shares outstanding or less than 0.1% of the Ordinary Shares outstanding.

          (vii) Paul B. Queally directly beneficially owns 46,055 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

          (viii) Lawrence B. Sorrel directly beneficially owns 25,045 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

          (ix) Jonathan M. Rather directly beneficially owns 5,030 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

          (x) John D. Clark directly beneficially owns 1,674 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

          (xi) Sanjay Swani directly beneficially owns 1,674 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

          (xii) D. Scott Mackesy directly beneficially owns 4,184 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

          (xiii) James R. Matthews directly beneficially owns 1,674 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

          (b) The managing members of IX Associates and CP III Associates and general partners of VII Partners and VI Partners may be deemed to share the

CUSIP NO.  G02602 10 3                                     Page 8 of 9 Pages

power to vote or direct the voting of and to dispose or direct the disposition of the Ordinary Shares owned by WCAS IX, WCAS CP III, WCAS VII and WCAS VI, respectively. Each such person has the sole power to vote or direct the voting of and to dispose or direct the disposition of only the Ordinary Shares that he directly beneficially owns. Each of the managing members of IX Associates and CP III Associates and general partners of VII Partners and VI Partners disclaims beneficial ownership of all Ordinary Shares other than the shares he owns directly or by virtue of his indirect pro rata interest, as a managing member of IX Associates and/or CP III Associates and/or general partner of VII Partners and/or VI Partners, in the shares owned by WCAS IX, WCAS CP III, WCAS VII and/or WCAS VI.

          (c) Except as described in Item 3 above, none of the entities or individuals identified in Item 2 above has effected any transactions in the Ordinary Shares in the 60 days prior to the date of this statement.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the Ordinary Shares owned by the Reporting Persons.

          (e) Not Applicable.

CUSIP NO.  G02602 10 3                                     Page 9 of 9 Pages


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                           By:  WCAS IX Associates, LLC, General Partner

                           By: /s/ Jonathan M. Rather
                              -----------------------------
                                    Managing Member


                           WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                           By:  WCAS VII Partners, L.P., General Partner

                           By: /s/ Jonathan M. Rather
                              -----------------------------
                                    General Partner


                           WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                           By:  WCAS VI Partners, L.P., General Partner

                           By: /s/ Jonathan M. Rather
                              -----------------------------
                                    Attorney-in-Fact


                           WCAS CAPITAL PARTNERS III, L.P.
                           By:  WCAS CP III Associates, LLC, General Partner

                           By: /s/ Jonathan M. Rather
                              -----------------------------
                                    Managing Member

Dated: August 7, 2002